UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2002

THE BANK OF TOKYO-MITSUBISHI, LTD.
(Translation of registrant's name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ..X... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes .... No ..X...

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

Mitsubishi Tokyo Financial Group, Inc.

Filing for protection under Chapter 11 of the US Federal Bankruptcy Act by Global Crossing and certain affiliates and similar proceedings with the Supreme Court of Bermuda: Eventual possibility of credit losses

Tokyo, January 30, 2002 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Shigemitsu Miki) announced today that as a result of the filing by Global Crossing Ltd. (Global Crossing) and certain affiliates for protection under Chapter 11 of the US Federal Bankruptcy Act and similar proceedings with the Supreme Court of Bermuda, credits provided by its subsidiaries, The Bank of Tokyo-Mitsubishi, Ltd. (BTM) and The Mitsubishi Trust and Banking Corporation (MTB) to Global Crossing and certain of its affiliated companies eventually may not be repaid.

1. Outline of Global Crossing

(1) Company name:	Global Crossing Ltd.
(2) Address:	Wessex House, 45 Reid Street Hamilton HM12, Bermuda.
(3) Representative:	John J Legere.
(4) Capital:	9 million U.S. dollars.
(5) Business:	Construction/operation of fiber-optic communication networks.

2. Event and date of occurrence

On the 28th of January 2002 (U.S. Eastern Standard Time) Global Crossing and certain of its affiliated companies filed for protection under Chapter 11 of the US Federal Bankruptcy Act with the Bankruptcy Court for the Southern District of New York and has similarly filed with the Supreme Court of Bermuda.

3. Outstanding credit balances to Global Crossing and certain of its affiliated companies (Based on today's official mid-price US $/Yen rate of 133.50 as quoted by BTM and MTB)

BTM:	7,343 million yen.
MTB:	4,871 million yen.

4. Influence on MTFG's business forecast

This event is not expected to have any material effect on MTFG's previously announced business forecast for the current fiscal year.

* * *

Contact: Masahiko Tsutsumi, Chief Manager, Public Relations Office
Tel: 81-3 -3240-8136.

Bank of Tokyo-Mitsubishi

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI, LTD.

Date : January 30, 2002

By Koji Nishimoto

Koji Nishimoto
Chief Manager
General Affairs Office

The Bank of Tokyo-Mitsubishi, Ltd.
7-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-8388, Japan

Facsimile Cover Sheet

Date: January 30, 2002	Our ref. No. GAOGC-13-269
Total Number of Pages (including this sheet): 5	
To: Mr. Atsumasa Tochisako Chief Representative Washington D.C. Representative Office	Tel: 8-3109-0477 Fax: 8-3109-3416
To: Mr. Hideo Yamamoto, S.V.P. & Manager The Bank of Tokyo-Mitsubishi, Ltd. Planning Office for the Americas	Tel: 8-3110-4163 Fax: 8-3110-6414
To: Robert Hand, Esq. General Counsel North American Legal & Public Affairs Office The Bank of Tokyo-Mitsubishi, Ltd. Planning Division of the Americas	Fax: 8-3110-6420
CC: Mr. Hiro Hayashi, Senior Vice President Office of the President, Union Bank of California	Fax: 8-3170-2560
From: Koji Nishimoto Chief Manager General Affairs Office	Tel: 1001-2581 Fax: 1001-2590

Re: Eventual possibility of credit losses / Filing for Protection under Chapter 11 of the US Federal Bankruptcy Act by Global Crossing and certain affiliates and similar proceeding with the Supreme Court of Bermuda

頭書の件、別添様式６－Kを、通常の手続に従い、ＳＥＣ、ＮＹＳＥ、ＢＯＮＹ、Spear, Leeds & Kellogg 等の関係者にファイリング手続方お願い申し上げます。

お手数ですが、手続の完了をご一報下さい。

Please file the attached Form 6-K to NYSE, SEC, BONY and Spear, Leeds & Kellogg pursuant to usual procedures and send us the confirmation of filing.

Thank you for your cooperation in advance.

Our facsimile number: 813-3240-2590

以　上

Bank of Tokyo-Mitsubishi

The Bank of Tokyo-Mitsubishi, Ltd.
7-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100 Japan

January 30, 2002

New York Stock Exchange, Inc.
20 Broad Street
New York, New York 10005
Attn: Mr. Ken Smythe (Account Manager)

Re : Filing for Protection under Chapter 11 of the US Federal Bankruptcy Act by Global Crossing and certain affiliates and similar proceeding with the Supreme Court of Bermuda : Eventual possibility of credit losses

Dear Sirs,

Please be notified that the attached news was released.

Very truly yours,

Koji Nishimoto
Koji Nishimoto
Chief Manager
General Affairs Office

cc: Filing Desk
Securities and Exchange Commission

Ms. Jennifer Monaco / Mr. Kainoshin Hara
The Bank of New York

Mr. Jim Coufos
Spear, Leeds & Kellogg